

July 6, 2023

Xuefeng Chen
Chief Executive Officer
FARADAY FUTURE INTELLIGENT ELECTRIC INC.
18455 S. Figueroa Street
Gardena, CA 90248

      Re: FARADAY FUTURE INTELLIGENT ELECTRIC INC.
          Amendment No. 1 to Registration Statement on Form S-3
          Filed on June 28, 2023
          File No. 333-272354

Dear Xuefeng Chen:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our Jun 15, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-3 filed June 29, 2023

General

1.   We note your response to prior comment 1. Considering the renegotiation of the terms of a private placement while the underlying securities were the subject of this resale registration statement, please revise to remove from registration the securities related to the Unsecured SPA.

      You may contact Bradley Ecker at (202) 551-4985 and Geoffrey Kruczek at (202) 5513641 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael Heinz